UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SPAR Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

784933103

(CUSIP Number)

Benjamin D. Hudson

Highwire Capital, LLC

717 N. Harwood Street, Suite 2400

Dallas, Texas 75201

(214) 683-4373

Copy to:

Kenn Webb

Ferguson Braswell Fraser Kubasta PC

2500 Dallas Parkway, Suite 600

Plano, Texas 75093

(972) 378-9111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103

1.	Name of Reporting Person: Robert Anthony Wilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (1) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (1) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 784933103

1.	Name of Reporting Person: Benjamin David Hudson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (1) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (1) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 784933103

1.	Name of Reporting Person: Highwire Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (1) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (1) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 784933103

The Schedule 13D filed on September 9, 2024 (the “Initial Schedule 13D”) by Robert Anthony Wilson (“Wilson”), Benjamin David Hudson (“Hudson”), and Highwire Capital, LLC, a Texas limited liability company (“Highwire”, and collectively with Wilson and Hudson, the “Reporting Persons”) is hereby amended and supplemented as set forth in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings given to them in the Initial Schedule 13D.

For information required by Instruction C to Schedule 13D with respect to the Managers and executive officers of Highwire, reference is made to Schedule A to the Initial Schedule 13D, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 is incorporated by reference herein.

Highwire has obtained a debt financing commitment, the proceeds of which will be sufficient for Highwire to consummate the transactions contemplated by the Merger Agreement. Parties affiliated with CAP Services, LLC (the “Capital Platform”) have committed to provide up to $133.0 million of senior secured credit facilities on the terms and subject to the conditions set forth in an Amended and Restated Commitment Letter, dated as of November 6, 2024, and to be contained in definitive documentation to be entered into as contemplated thereby. A copy of such Amended and Restated Commitment Letter is filed as an exhibit to this Amendment No. 1 and supersedes the Debt Commitment Letter dated August 22, 2024 that was filed as an exhibit to the Initial Schedule 13D. The obligations of the Capital Platform to provide debt financing under the Amended and Restated Commitment Letter are subject to a number of customary conditions.

Item 4.	Purpose of Transaction

As a result of the Merger, Merger Sub will merge with and into the Issuer and the Issuer will become a wholly owned subsidiary of Highwire. At a special meeting of stockholders of the Issuer on October 25, 2024, the Merger Agreement was approved and adopted, and the Merger was approved, by a majority of the shares of Common Stock of the Issuer outstanding and entitled to vote thereon as of the record date. Subject to the terms and conditions set forth in the Merger Agreement, the Merger is expected to close in the fourth quarter of 2024.

William H. Bartels, Highwire’s counterparty to the Voting Agreement, voted all shares of Common Stock owned by him in favor of the Merger at the special meeting of stockholders.

Item 5.	Interest in Securities of the Issuer

(a), (b)

Beneficial ownership of shares of Common Stock by the Reporting Persons was reported in the Initial Schedule 13D solely because Highwire could have been deemed to have beneficial ownership of 4,747,337 shares of Common Stock beneficially owned by the Stockholder as a result of certain provisions contained in the Voting Agreement. Each of Wilson and Hudson, in his capacity as a Managing Partner of Highwire, had the ability to direct the actions of Highwire under and related to the Voting Agreement and therefore could have been deemed indirectly to beneficially own such shares of Common Stock. The Voting Agreement terminated by its terms on November 8, 2024, and the Reporting Persons do not currently beneficially own any shares of Common Stock.

To the knowledge of the Reporting Persons, none of the persons named in Schedule A to the Initial Schedule 13D beneficially owns any shares of Common Stock.

(c)

Except as set forth in this Amendment No. 1, no transactions in the Common Stock have been effected during the past 60 days by any Reporting Person or, to the knowledge of the Reporting Persons, by any person named in Schedule A to the Initial Schedule 13D.

(d)

Not applicable.

(e)

November 8, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Amended and Restated Commitment Letter, dated as of November 6, 2024, by and among Highwire Capital, LLC, Highwire Merger Co. I, Inc. and CAP Services, LLC d/b/a Capital Platform.

Exhibit 2	Joint Filing Agreement Pursuant to Rule 13d-1(k) (incorporated by reference to Exhibit 4 to the Initial Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of November 8, 2024.

/s/ Robert Anthony Wilson
Robert Anthony Wilson

/s/ Benjamin D. Hudson
Benjamin David Hudson

HIGHWIRE CAPITAL, LLC

By:	/s/ Benjamin D. Hudson
	Name:	Benjamin D. Hudson
	Title:	Managing Partner and Chief Financial Officer

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).